EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

September 29, 2008

TSX Venture Exchange:    EMR

OTC Bulletin Board:    EGMCF

U.S. 20-F Registration: 000-51411

Frankfurt Stock Exchange: EML

EMGOLD MINING PRESENTS THE IDAHO-MARYLAND PROJECT OVERVIEW

Emgold Mining Corporation (EMR – TSX Venture Exchange) (the “Company” or “Emgold”) is pleased to provide its shareholders with an update on the Idaho-Maryland Gold Mine Project (the “Project”) in the form of a newly-published PDF accessible document available to the public on The Idaho-Maryland Mining website www.idaho-maryland.com or by clicking here.

The City of Grass Valley, California, is nearing completion of the Draft Environmental Impact Report (“DEIR”) for the Idaho-Maryland Gold Mine Project which is expected to be published in early October 2008.  The DEIR should provide the basis on which Emgold can advance the Project toward production.  The Project will have many benefits for Grass Valley and Nevada County based on the development of a 2,400 ton per day gold mine and processing facility and a 1,200 ton per day recycled ceramics and stone building products manufacturing facility.

For more information about Emgold, the Idaho-Maryland Gold Mine Project and Golden Bear Ceramics Company please read the Idaho-Maryland Project Overview or visit www.emgold.com.

On behalf of the Board of Directors

David Watkinson, P. Eng.
President, COO and Director

For further information please contact:
Jeffery Stuart, Manager of Business Development and Investor Relations
Tel: (604) 687-4622 or 1-888-267-1400 ext. 248   Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com